HAGEMEYER

HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 78 50

RECEIVED
2007 APR 20 A 9:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.

07022760

Date April 13, 2007

SUPPL

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted is also attached to this letter. The file number of Hagemeyer N.V. is: 082-04865.

Kind regards,

H. Bijl
Company Secretary

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

Enc.

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since March 8, 2007

1. COMMERCIAL REGISTER

Date	Language	Change

2. PRESS RELEASES

Date	Language	Subject

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
21 March 2007	Dutch	Notice for Annual shareholders meeting

4. ACCOUNTS

Language	Subject
-	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change

6. OTHER

Date	Language	Subject

HAGEMEYER N.V.

statutair gevestigd te Amsterdam

Oproeping tot het bijwonen van de

JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS VAN HAGEMEYER N.V.

te houden op dinsdag 24 april 2007 om 14.00 uur in de Heianzaal van het Hotel Okura Amsterdam, Ferdinand Bolstraat 333 te Amsterdam.

De agenda met toelichting, het jaarverslag over 2006 waarin de jaarrekening en de accountantsverklaring zijn opgenomen en het voorstel tot statutenwijziging zijn vanaf vandaag kosteloos verkrijgbaar voor aandeelhouders en andere vergadergerechtigden bij Hagemeyer N.V., Rijksweg 69 te Naarden, via de website van Hagemeyer (www.hagemeyer.com) en bij ABN AMRO Bank N.V., Afdeling Servicedesk (tel 076-5799455).

Registratiedatum

De Raad van Bestuur heeft bepaald dat voor deze vergadering als stem- en vergadergerechtigden gelden, zij die op 26 maart 2007 (de 'Registratiedatum'), na verwerking van alle bij- en afschrijvingen per die datum, als zodanig zijn ingeschreven in een (deel)register en die tevens zijn aangemeld op de hierna beschreven wijze. Voor houders van aandelen aan toonder zijn als (deel) register aangewezen de administraties van de bij Euroclear Nederland ('Euroclear') aangesloten instellingen waaruit blijkt wie op de Registratiedatum houder van aandelen zijn. Voor houders van aandelen op naam is als register aangewezen het door de Raad van Bestuur gehouden register waarin de namen en adressen van alle houders van aandelen op naam zijn opgenomen.

Aanmelding

Houders van aandelen aan toonder die de vergadering willen bijwonen dan wel zich ter vergadering willen laten vertegenwoordigen, dienen zich via hun bank of commissionair waar hun aandelen in administratie zijn te laten registreren bij ABN AMRO Bank. De bij Euroclear aangesloten instellingen dienen uiterlijk op 19 april om 17.30 uur aan ABN AMRO Bank een elektronische verklaring te verstrekken waarin is opgenomen het aantal aandelen dat door de betreffende houder op de Registratiedatum gehouden en ter registratie aangemeld wordt. Op verzoek kan de aandeelhouder via zijn bank of commissionair een opgave krijgen van het aantal aandelen dat op zijn naam is aangemeld ter registratie. Het aantal aandelen waarvoor de houder kan stemmen staat vermeld op de registratielijst die de vennootschap van ABN AMRO Bank zal ontvangen.

Houders van aandelen aan toonder die zich conform bovenstaande procedure hebben aangemeld ontvangen per email of per post een bewijs van registratie met depotbewijsnummer. Het depotbewijsnummer zal gelden als bewijs van toegang tot de vergadering. Indien de aandeelhouder niet tijdig in het bezit is van een depotbewijsnummer, dient de aandeelhouder (of zijn gevolmachtigde) zich voor aanvang van de vergadering bij de registratiebalie te legitimeren met een geldig legitimatiebewijs. Na controle met de op de registratielijst vermelde gegevens wordt toegang tot de vergadering verleend.

Houders van aandelen op naam en andere vergadergerechtigden dienen de Raad van Bestuur schriftelijk in kennis te stellen van hun voornemen om de vergadering bij te wonen. Deze kennisgeving moet uiterlijk op 20 april 2007 door de Raad van Bestuur zijn ontvangen. Een door de aandeelhouder op naam te verlenen volmacht moet uiterlijk op 20 april 2007 door de Raad van Bestuur zijn ontvangen.

Aanwezigheidsregistratie

Aandeelhouders of hun gevolmachtigden kunnen tijdens de vergadering alleen hun stemrechten uitoefenen als ze voorafgaand aan de vergadering zijn geregistreerd. Deze aanwezigheidsregistratie vindt bij de ingang van de vergaderzaal plaats vanaf 12.30 uur tot aanvang van de vergadering om 14.00 uur. Vanaf 14.00 uur is registratie niet meer mogelijk.

Stemmen per volmacht

Aandeelhouders die de vergadering niet in persoon wensen bij te wonen kunnen aan de Secretaris van Hagemeyer N.V. dan wel aan een door hem aan te wijzen derde volmacht verlenen om namens de aandeelhouder stem uit te brengen. De volmacht kan uitsluitend worden verleend voor deze jaarlijkse algemene vergadering van aandeelhouders en zal zijn geldigheid verliezen aan het einde van deze vergadering. Voor het geven van een volmacht en steminstructies dient de aandeelhouder (a) zijn aandelen te hebben aangemeld als hiervoor genoemd en (b) de volledig ingevulde en ondertekende volmacht (al dan niet met steminstructies) uiterlijk op 20 april 2007 om 17.30 uur te hebben aangeleverd te hebben bij de Secretaris van Hagemeyer N.V. (Rijksweg 69, 1411 GE Naarden, fax: 035 6944396). Voor de volmacht kan gebruik worden gemaakt van het formulier dat beschikbaar is via de website van Hagemeyer (www.hagemeyer.com) en tevens kan worden opgevraagd bij ABN AMRO Bank N.V., Afdeling Servicedesk (tel. 076-5799455).

Aandeelhouders kunnen via de op de website van Hagemeyer (www.hagemeyer.com) daarvoor ter beschikking gestelde webpagina onder Corporate Governance ook elektronisch volmacht verlenen aan de Secretaris van Hagemeyer N.V. dan wel aan een door hem aan te wijzen derde om namens de aandeelhouder stem uit te brengen. Hiertoe dient men in het bezit te zijn van een depotbewijsnummer dat na aanmelding van zijn bank of commissionair wordt ontvangen. Indien dat depotbewijsnummer niet tijdig wordt ontvangen, dient men contact op te nemen met zijn bank of commissionair. Indien de volmacht elektronisch wordt verleend, dient deze uiterlijk op 20 april 2007 om 17.30 uur via de op de website daarvoor ter beschikking gestelde webpagina elektronisch te zijn aangemeld.

Vragen naar aanleiding van de agenda

Vragen naar aanleiding van de agenda kunnen gesteld worden via ava@hagemeyer.com. Veelgestelde vragen zullen op de website of tijdens de Algemene Vergadering van Aandeelhouders worden behandeld.

Naarden, 21 maart 2007

HAGEMEYER N.V.
Raad van Bestuur

HAGEMEYER

END